SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 4)

Under the Securities Exchange Act of 1934

Golden Eagle International, Inc.

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

380961 10 2

(CUSIP Number)

Mr. Kevin K. Pfeffer

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 6, 2008

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 380961 10 2                                                                                                              Schedule 13D/A                                                                                                                   Page 2 of 4 Pages

1              NAME OF REPORTING PERSONS

Kevin K. Pfeffer

2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                         (a)[   ]
                                                         (b)[   ]

3     SEC USE ONLY

4             SOURCE OF FUNDS

PF

5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                      Item 2(d)[__]
                                                      Item 2(e)[__]

6            CITIZENSHIP OR PLACE OF ORGANIZATION

Resident of Maryland

7            SOLE VOTING POWER

              152,789,776

NUMBER OF
    SHARES
BENEFICIALLY     8     SHARED VOTING POWER
   OWNED BY
       EACH                   0
 REPORTING
    PERSON
      WITH

                        9      SOLE DISPOSITIVE POWER

              152,789,776

                        10    SHARED DISPOSITIVE POWER

        0

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

152,789,776

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                         [    ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.12%

14    TYPE OF REPORTING PERSON

IN

CUSIP NO. 380961 10 2                                                                                                              Schedule 13D/A                                                                                                                   Page 3 of 4 Pages

This Amendment No. 3 to Schedule 13D amends and restates the indicated items of the statement on Schedule 13D relating to the Common Stock of the Issuer filed by Mr. Pfeffer with the Securities and Exchange Commission on November 1, 2002, as amended (the "Initial Schedule 13D").

Mr. Pfeffer is filing this statement on Schedule 13D to reflect the sale of stock of the company.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

Mr. Pfeffer has sole voting and dispositive power over 169,408,726 shares of Common Stock, representing 9.9% of the outstanding Common Stock.  No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock described herein.

CUSIP NO. 380961 10 2                                                                                                              Schedule 13D/A                                                                                                                   Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 28, 2008

KEVIN K. PFEFFER

/s/ Kevin K. Pfeffer